Golden Developing Solutions, Inc.

900 Ranch Road 620 South, Suite C101-143

Austin, TX 78734

December 11, 2018

Danilo Castelli, Esq.

Division of Corporation Finance

Office of Consumer Products

US Securities and Exchange Commission

Washington, DC 20849

via EDGAR

Re:	Golden Developing Solutions, Inc. Offering Statement on Form 1-A File No. 024-10832

Dear Mr. Castelli:

Kindly be advised that Golden Developing Solutions, Inc. (the “Company”) respectfully requests that its request to have its Regulation A offering be qualified on Monday, December 3, 2018 at 12 Noon be hereby withdrawn.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

Stavros Triant

Chief Executive Officer